                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------
                                  SCHEDULE 13D
                                  ------------

                   Under the Securities Exchange Act of 1934

                              MK RAIL CORPORATION
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   55305T102
                                (CUSIP Number)

                              William W. Chandler
                             CS First Boston, Inc.
                               Park Avenue Plaza
                              55 East 52nd Street
                              New York, NY 10055
                                (212) 909-3498

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              SEPTEMBER 14, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 55305T102            SCHEDULE 13D              PAGE 2 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      CS First Boston, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-2853402


------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              0
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

                          1,940,099
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0
                   -----------------------------------------------------------
      PERSON        10    SHARED DISPOSITIVE POWER

       WITH               1,940,099
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,940,099
 ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 55305T102            SCHEDULE 13D              PAGE 3 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      CS First Boston Securities Corporation

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-2972600

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,885,099
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,885,099
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,885,099

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.7%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 55305T102            SCHEDULE 13D              PAGE 4 OF 15 PAGES
-----------------------                                  ---------------------

ITEM 1.  SECURITY AND ISSUER
     This schedule relates to the common stock, $0.01 par value (the "Common Stock") of MK Rail Corporation, a Delaware corporation ("MK Rail"). The principal executive offices of MK Rail are located at 1200 Reedsdale Street, Pittsburgh, PA 15233.

ITEM 2.  IDENTITY AND BACKGROUND
     (a) This Schedule 13D is being filed by (a) CS First Boston Securities Corporation, a Delaware corporation ("CSFBSC"), as the beneficial owner of 1,885,099 shares of Common Stock and (b) CS First Boston, Inc., a Delaware corporation ("CSFBI"), which may be deemed the beneficial owner of 1,940,099 shares of Common Stock by virtue of its ownership of 100 percent of the outstanding capital stock of CSFBSC and CS First Boston Corporation ("CSFBC"). CSFBSC and CSFBI are collectively referred to herein as the "Reporting Persons."
     CSFBSC is a dealer in commercial paper, other exempt securities and derivative products such as interest rate swaps, and invests in certain other assets. CSFBSC is also a holding company for various subsidiaries. CSFBI is a holding company whose subsidiaries are principally engaged in the business of investment banking and broker-dealer activities. All of the outstanding voting common stock of CSFBI and approximately 69% of the outstanding non-voting common stock of CSFBI are owned by CS Holding, a Swiss corporation having its registered offices at Nuschelerstrasse 1, CH-8021 Zurich, Switzerland. The principal business of CS Holding is acting as a holding company for a group of companies in the financial services and energy business offering a comprehensive range of products. Through its ownership of common stock of CSFBI, CS Holding, for purposes of the federal securities laws, may be deemed to ultimately control CSFBI. CS Holding, its executive officers and directors and its direct and indirect subsidiaries, in addition to the Reporting Persons, may beneficially own Common Stock and such ownership is not reported in this Statement. CS Holding disclaims beneficial ownership of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Persons. CSFBI hereby undertakes to amend this Statement, if necessary, to include the information required by Items 3 through 6 of Schedule 13D with respect to any Common Stock that may be beneficially owned by the executive officers or directors of CS Holding.
     (b) The principal business address of each of CSFBI and CSFBSC is Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055.
     (c), (f) The name, citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of CSFBI, CSFBSC and CS Holding is set forth on Schedule I hereto, which Schedule is hereby incorporated herein by reference in its entirety.
     (d)-(e) Neither of the Reporting Persons and, to the knowledge of the Reporting Persons, neither CS Holding nor any of the executive officers and directors listed on Schedule I hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Pursuant to an order of the United States Bankruptcy Court for the District of Delaware, dated August 26, 1996, the First Amended Plan of Reorganization of Morrison Knudsen Corporation ("MKC") under Chapter 11 of the Bankruptcy Code (the "Plan") was confirmed. Under the Plan, CSFBSC became entitled to receive 1,885,099 shares of Common Stock (the "Aggregate Proceeds"), comprised of 927,171 shares on account of debt owed by MKC and 957,928 shares on account of debt owed by American Passenger Rail Company, L.L.C., a Delaware limited liability company ("APRC"), an affiliate of MKC (the "APRC Proceeds"). The Aggregate Proceeds and the APRC Proceeds include 519,542 shares (the "Nomura Proceeds") which CSFBSC became entitled to receive under the Plan on behalf of Nomura Holding America, Inc. ("Nomura") as a result of purchases of debt owed by APRC made pursuant to an oral

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  CUSIP NO. 55305T102            SCHEDULE 13D              PAGE 5 OF 15 PAGES
-----------------------                                  ---------------------

agreement entered into between CSFBSC and Nomura in June 1996 (the "Nomura Agreement"). Under the Nomura Agreement, CSFBSC has agreed to irrevocably transfer, assign and convey to Nomura specified percentages of the debt owed by APRC and purchased by CSFBSC at various times, or the proceeds thereof (which constitute the Nomura Proceeds), upon the payment to CSFBSC by Nomura of the specified percentages of CSFBSC's actual cost of the related purchases, plus an amount based on CSFBSC's cost of carry of such purchases from the dates of such purchases.
     CSFBC acts as a market maker for the Common Stock. As of the filing date, CSFBC held 55,000 shares of Common Stock in its trading account, acquired from time to time in open market transactions in the ordinary course of its market making activities, using working capital funds. CSFBI, through its 100 percent ownership of the outstanding capital stock of CSFBC, may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock held in CSFBC's trading account pursuant to its market making activities.

ITEM 4.  PURPOSE OF TRANSACTION
     CSFBSC became entitled to receive 1,885,099 shares of Common Stock in the manner described in Item 3 above. CSFBI may be deemed to have become entitled to receive 1,885,099 shares of Common Stock through its 100 percent ownership of the outstanding capital stock of CSFBSC in the manner described in Item 3 above and may also be deemed to beneficially own 55,000 shares of Common Stock through its 100 percent ownership of the outstanding capital stock of CSFBC. Except as described below and in Items 3 and 5, the Reporting Persons have no plans or proposals that would result in (1) the acquisition by any person of additional securities of MK Rail or the disposition of securities of MK Rail; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of MK Rail or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of MK Rail or any of its subsidiaries; (4) any change in the present board of directors or management of MK Rail, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of MK Rail; (5) any material change in the present capitalization or dividend policy of MK Rail; (6) any other material change in the business or corporate structure of MK Rail; (7) changes in the charter, by-laws or instruments corresponding thereto of MK Rail, or other actions which may impede the acquisition of control of MK Rail by any person;
(8) any class of securities of MK Rail being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) any class of equity securities of MK Rail becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended ("the Exchange Act"); or (10) any action similar to any of those enumerated above.
The Reporting Persons, however, reserve the right to change their plans or intentions at any time and to take any and all actions that they deem appropriate to maximize the value of their investment including, among other things, from time to time increasing or decreasing the number of shares of Common Stock by acquiring additional shares, or by disposing of all or a portion of the shares of Common Stock in open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Persons intend to review their investment in MK Rail on a continuing basis and, depending upon the price and availability of Common Stock, subsequent developments affecting MK Rail, the general business and future prospects of MK Rail, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in MK Rail.
     CSFBSC intends to transfer its shares of Common Stock to CSFBC in the ordinary course of business. CSFBC intends to continue to engage in purchase and sale transactions in the Common Stock through its trading account in connection with its market making activities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
     (a) Following the consummation of the Plan on September 14, 1996, CSFBSC became entitled to receive 1,885,099 shares of Common Stock, which constitute 10.7% of the shares of Common Stock estimated to be outstanding as of September 14, 1996. The Nomura Proceeds, which constitute 3.0% of the shares of Common Stock estimated to be outstanding as of September 14, 1996, included in such total number of shares were acquired on behalf of Nomura under, and are subject to, the Nomura Agreement, under which CSFBSC has agreed to irrevocably transfer, assign and convey to Nomura the debt owed by APRC and acquired pursuant to the Nomura Agreement (which debt represented specified percentages of the total debt owed by APRC acquired by CSFBSC) upon payment by Nomura of

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  CUSIP NO. 55305T102            SCHEDULE 13D              PAGE 6 OF 15 PAGES
-----------------------                                  ---------------------

the specified percentages of CSFBSC's actual cost of the related purchases, plus an amount based on CSFBSC's cost of carry of such purchases from the dates of
such purchases.   Upon the receipt of payment under the terms of the Nomura
Agreement, CSFBSC will transfer, assign and convey the Nomura Proceeds to Nomura, and the Reporting Persons will have no further arrangements with Nomura with respect to the Nomura Proceeds or the securities of MK Rail, except to the extent the Nomura Proceeds are subject to the Stockholders Agreement described below.
     The Plan required creditors of MKC, including CSFBSC, to be bound by the terms of a Stockholders Agreement dated as of June 20, 1996, and as amended by the First Amendment to the Stockholders Agreement dated as of July 25, 1996, between MK Rail and MKC (the "Stockholders Agreement"). Under the Stockholders Agreement, no person who receives shares of Common Stock pursuant to the Plan may transfer any shares of Common Stock to any person except under certain circumstances. The restrictions on transfers under the Stockholders Agreement will not apply to any subsequent transferee so long as the transfer was permitted under the Stockholders Agreement. Pursuant to the Stockholders Agreement, certain persons, including CSFBSC, have agreed not to (a) solicit proxies, (b) initiate any stockholder proposal for a tender offer, change of control or attempt to convene stockholders meeting or (c) otherwise seek to influence or control the management or policies of MK Rail. The above restrictions expire on the second anniversary of the distribution of the Common Stock under the Plan (subject to certain alternate termination provisions).
     The Stockholders Agreement provides that the shares of Common Stock received by CSFBSC and the other stockholders bound thereby (the "Stockholders") must be voted for certain nominees for election to MK Rail's board of directors. The Reporting Persons and the Stockholders may be deemed to constitute a group for purposes of Section 13(d)(3) of the Exchange Act because of the Stockholders Agreement. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock held by the Stockholders and disclaim that they constitute a group with the Stockholders for purposes of Section 13(d)(3) of the Exchange Act.
     The Stockholders Agreement also provides certain holders, including CSFBSC, with demand registration rights and piggyback registration rights. Pursuant to the Stockholders Agreement, certain holders may demand that MK Rail file a registration statement under the Securities Act of 1933, as amended (the "Securities Act") for the resale of the Common Stock received by such holders in accordance with the Plan or, if MK Rail has filed a registration statement pursuant to the Securities Act, such holders may include shares of Common Stock received in accordance with the Plan on MK Rail's registration statement.
     As of the filing date, CSFBC, the principal business of which is investment banking and registered broker-dealer activities, held 55,000 shares of Common Stock in its trading account in connection with its market making activities. CSFBI, through its 100 percent ownership of the outstanding capital stock of CSFBSC and CSFBC, may be deemed to beneficially own 1,940,099 shares of Common Stock, which constitute 11.1% of the shares of Common Stock estimated to be outstanding as of September 14, 1996.
     (b) CSFBSC, through its ownership of 1,885,099 shares of Common Stock, and CSFBI, through its ownership of 100 percent of the outstanding capital stock of CSFBSC, may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 1,885,099 shares of Common Stock. CSFBI, through its ownership of 100 percent of the outstanding capital stock of CSFBC, may also be deemed to share the power to vote or direct the vote and dispose or direct the disposition of an additional 55,000 shares of Common Stock held by CSFBC pursuant to its market making activities.
     (c) During the past 60 days, the Reporting Persons have not effected any transactions relating to the Common Stock, except as described below and in Items 3 and 5(a). During the past 60 days, CSFBC has effectuated six transactions in the Common Stock as a market maker in the ordinary course of business, purchasing shares of Common Stock at prices ranging from $5.25 to $5.37. To the knowledge of the Reporting Persons, none of the executive officers or directors of CSFBI or CSFBSC listed in Schedule I hereto has effected any transaction relating to the Common Stock during the past 60 days.
     (d)  Not applicable.

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  CUSIP NO. 55305T102            SCHEDULE 13D              PAGE 7 OF 15 PAGES
-----------------------                                  ---------------------
      (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Except as described in Items 3 and 5, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any other person with respect to any security of MK Rail. In addition, the Reporting Persons expressly disclaim that they are a member of a group as a result of the imposition of the Plan and the Stockholders Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.    Description
-----------    -----------

     1 First Amended Plan of Reorganization of Morrison Knudsen Corporation, as confirmed by the United States Bankruptcy Court for the District of Delaware, dated August 26, 1996 (filed as
               Exhibit 2.1 to the Current Report on Form 10-Q of MKC dated June 30, 1996 and incorporated herein by reference thereto).

     2 Stockholders Agreement dated as of June 20, 1996 between MK Rail and MKC (filed as Exhibit 10.2 to the Current Report on Form 8-K of MKC dated June 25, 1996 and incorporated herein by reference thereto).

     3 First Amendment to Stockholders Agreement dated as of July 25, 1996 between MK Rail and MKC (filed as Exhibit 10.4 to the Current Report on Form 8-K of MK Rail dated September 10, 1996 and incorporated herein by reference thereto).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  October 30, 1996

                                             CS FIRST BOSTON, INC.

                                             By:     /s/ Agnes F. Reicke
                                             Name:   Agnes F. Reicke
                                             Title:  Deputy General Counsel,
                                                     Director and Secretary

-----------------------                                 ------------------------
  CUSIP No. 55305T102             SCHEDULE 13D             Page 8 of 15 Pages
-----------------------                                 ------------------------


                                   SCHEDULE I

               CERTAIN INFORMATION CONCERNING THE DIRECTORS AND
                 EXECUTIVE OFFICERS OF CS FIRST BOSTON, INC.,
             CS FIRST BOSTON SECURITIES CORPORATION AND CS HOLDING

          Except where indicated, each of the persons named below is a citizen of the United States of America. Unless otherwise indicated, for each person whose principal employment is with CSFBI or CSFBSC, the principal business and address of such person's employer is described under Item 2 above. Unless otherwise indicated, for each person whose principal employment is with CSFBC or CS First Boston Pacific, Inc. ("CSFBP"), the address of such person's employer is Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055. None of the persons named in Parts A through C below is a record owner of any Common Stock.


                                       Employment; Business Address;
                                       and Principal Business of
Name                                   Employer
--------------------------             -----------------------------

A.   CS First Boston, Inc.
     --------------------

Directors
---------

Rainer E. Gut                          Chairman of the Board
(Chairman)                             Credit Suisse
(Citizen of Switzerland)               Paradeplatz 8
                                       CH - 8001 Zurich,
                                       Switzerland
                                       (Swiss Bank)

John M. Hennessy                       CEO, Director and Chairman
                                       of the Executive
                                       Board of CSFBI

Aziz D. Syriani                        President
(Citizen of Canada)                    Olayan Investments Company
                                       Establishment
                                       The Olayan Group
                                       206 Syngrou Avenue
                                       Kallithea,
                                       Athens, 17610
                                       Greece

Robert G. Schwartz                     Director
                                       Metropolitan Life Insurance
                                       Company
                                       200 Park Avenue, Suite 5700
                                       New York, NY  10166

-----------------------                                 ------------------------
  CUSIP No. 5530T102              SCHEDULE 13D             Page 9 of 15 Pages
-----------------------                                 ------------------------


Hans-Ulrich Doerig                    Chief Executive Officer
                                      Credit Suisse
                                      Paradeplatz 8
                                      CH - 8001 Zurich,
                                      Switzerland

Dr. Hugo von der Crone                Retired
(Citizen of Switzerland)              c/o Credit Suisse
                                      Filiale Werdmuehleplatz
                                      Uranianstrasse 4
                                      CH - 8001 Zurich,
                                      Switzerland

Robert L. Genillard                   Chairman of the Board
(Citizen of Switzerland)              Clariden Bank
                                      One Quai du Mont-Blanc
                                      1211 Geneva, Switzerland

Phillip M. Colebatch                  Chief Financial and Administrative Officer
(Citizen of Australia)                CS Holding
                                      Nuschelerstrasse 1
                                      CH - 8021 Zurich,
                                      Switzerland

Frank G. Zarb                         Chairman, Chief Executive
                                      Officer and President
                                      Alexander & Alexander
                                      Services Inc.
                                      1185 Avenue of the Americas
                                      New York, NY  10036

Executive Board
---------------

John M. Hennessy                      CEO, Director and Chairman
(Chairman)                            of the Executive Board, of
                                      CSFBI

Allen D. Wheat                        President, Chief Operating
                                      Officer, of CSFBI

Brady W. Dougan                       Managing Director-Equities,
                                      of CSFBC

Marc Hotimsky                         Managing Director-Fixed
                                      Income and Foreign Exchange,
                                      of CSFBC

David C. Mulford                      Vice Chairman, Investment
                                      Banking, of CSFBI

Richard E. Thornburgh                 Chief Financial and
                                      Administrative Officer, of
                                      CSFBI

-----------------------                                 ------------------------
  CUSIP No. 55305T102             SCHEDULE 13D             Page 10 of 15 Pages
-----------------------                                 ------------------------


Charles G. Ward, III                   Managing Director-Investment
                                       Banking, of CSFBC

Operating Committee
-------------------

Allen D. Wheat                         President, Chief Operating
(Chairman)                             Officer and Chairman of
                                       the Operating Committee,
                                       of CSFBI

Brady W. Dougan                        Managing Director-Equities,
                                       of CSFBC

Christopher A. Goekjian                Managing Director of CSFBC
                                       1 Cabot Square
                                       London, England
                                       E14, 4QJ

Charles G. Ward III                    Managing Director-Investment
                                       Banking, of CSFBC

Christopher Carter                     Managing Director-Equities,
                                       of CSFBC 1 Cabot Square
                                       London, England
                                       E14, 4QJ

Brian D. Finn                          Managing Director-Mergers
                                       and Acquisitions, of CSFBC

Craig Foster                           Managing Director-Fixed
                                       Income, of CSFBC

John S. Harrison                       Managing Director, of CSFBC

Marc Hotimsky                          Managing Director-Fixed
                                       Income and Foreign Exchange,
                                       of CSFBC

Ian Molson                             Managing Director, of CSFBC

Mark R. Patterson                      Managing Director-Leveraged
                                       Finance, of CSFBC

Stephen Stonefield                     Managing Director, of CSFBP

Richard E. Thornburgh                  Chief Financial and
                                       Administrative Officer, of
                                       CSFBI

-----------------------                                 ------------------------
  CUSIP No. 55305T102             SCHEDULE 13D             Page 11 of 15 Pages
-----------------------                                 ------------------------


Executive Officers
------------------

John M. Hennessy                       CEO, Director and Chairman
(CEO)                                  of the Executive Board, of CSFBI

Allen D. Wheat                         President, Chief Operating
(President and Chief                   Officer and Chairman of
Operating Officer)                     the Operating Committee, of CSFBI

David C. Mulford                       Vice Chairman, Investment
(Vice Chairman,                        Banking, of CSFBI
Investment Banking)

Charles G. Ward, III                   Managing Director,
(Managing Director,                    Investment Banking, of CSFBC
Investment Banking)

Richard E. Thornburgh                  Chief Administrative and
(Chief Administrative and              Financial Officer, of CSFBI
Financial Officer)

Anthony J. Cetta                       Managing Director-Senior
(Managing Director-Senior              Advisor and Tax Director, of
Advisor and Director of Taxes)         CSFBI

William P. Bowden, Jr.                 Managing Director and
(Managing Director and                 General Counsel,
General Counsel)                       of CSFBI

Maynard J. Toll, Jr.                   Managing Director-Senior
(Managing Director-                    Advisor and Communications
Senior Advisor and                     Officer, of CSFBI
Communications Officer)

Carlos Onis                            Managing Director and
(Managing Director and Controller)     Controller, of CSFBI

Lewis H. Wirshba                       Managing Director and
(Managing Director and Treasurer)      Treasurer, of CSFBI

Agnes F. Reicke                        Deputy General Counsel,
(Deputy General Counsel,               Director and Secretary, of
Director and Secretary)                CSFBI
(Citizen of Switzerland)

Lori M. Russo                          Vice President and Assistant
(Vice President and                    Secretary, of CSFBI
Assistant Secretary)

---------------------                                      ---------------------
 CUSIP No. 55305T102               SCHEDULE 13 D            Page 12 of 15 Pages
---------------------                                      ---------------------


B.   CS First Boston Securities Corporation
     --------------------------------------

Directors
-----------

John M. Hennessy                             CEO, Director and Chairman
(President and Chairman)                     of the Executive Board, of
                                             CSFBI

Richard E. Thornburgh                        Chief Administrative and
(Vice President)                             Financial Officer, of CSFBI

Officers
--------

John M. Hennessy                             CEO, Director and Chairman
(President and Chairman)                     of the Executive Board, of
                                             CSFBI

Agnes F. Reicke                              Deputy General Counsel,
(Vice President and                          Director and Secretary, of
Secretary)                                   CSFBI
(Citizen of Switzerland)

Richard E. Thornburgh                        Chief Administrative and
(Vice President)                             Financial Officer, of CSFBI

Benjamin H. Cohen                            Managing Director, of CSFBI
(Vice President)

Lewis H. Wirshba                             Managing Director and
(Treasurer)                                  Treasurer, of CSFBI

Carlos Onis                                  Managing Director and
(Vice President and Controller)              Controller, of CSFBI

Anthony J. Cetta                             Managing Director-Senior
(Vice President and                          Advisor and Tax Director, of
Director of Taxes)                           CSFBI

C.   CS Holding
     ----------

Directors
---------

Rainer E. Gut                                Chairman of the Board
(Chairman)                                   Credit Suisse
(Citizen of Switzerland)                     Paradeplatz 8,
                                             CH - 8021 Zurich,
                                             Switzerland
                                             (Swiss Bank)

---------------------                                      ---------------------
 CUSIP No. 55305T102               SCHEDULE 13 D            Page 13 of 15 Pages
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Helmut O. Maucher                            Chairman of the Board and
(Citizen of Germany)                         CEO
                                             Nestle Ltd.
                                             1800 Vevey, Switzerland

Dr. Ulrich Albers                            Partner
(Citizen of Switzerland)                     Albers & Co.
                                             CH - 8022 Zurich,
                                             Switzerland
                                             (Textile products)

Dr. Thomas W. Bechtler                       Vice Chairman and CEO
(Citizen of Switzerland)                     Hesta AG
                                             P.O. Box 1910
                                             CH-5700 Kusnacht
                                             Switzerland

Ulrich Bremi                                 Chairman
(Citizen of Switzerland)                     Swiss Reinsurance Company
                                             Mythenqual 50/60
                                             CH - 8022 Zurich,
                                             Switzerland

Jean-Daniel Cornaz                           Chairman of the Board and
(Citizen of Switzerland)                     CEO
                                             Vetropack Holding Ltd.
                                             CH - 8180 Bulach,
                                             Switzerland
                                             (Glass, packaging industry)

Giafranco Cotti                              Chairman of the Board
(Citizen of Switzerland)                     Swiss Volksbank
                                             Weltpostsrasse 5
                                             CH - 3015 Berne, Switzerland

Arthur Dunkel                                Boulevard du Theatre 6-4
(Citizen of Switzerland)                     CH - 1204 Geneva,
                                             Switzerland

Robert L. Genillard                          Chairman of the Board
(Citizen of Switzerland)                     Clariden Bank
                                             One Quai du Mont-Blanc
                                             CH - 1211 Geneva,
                                             Switzerland

Dr. Adolf Gugler                             Chairman of the Board
(Citizen of Switzerland)                     Swiss Volksbank
                                             Weltpoststrasse 5
                                             CH - 3015 Berne,
                                             Switzerland
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 CUSIP No. 55305T102               SCHEDULE 13 D            Page 14 of 15 Pages
---------------------                                      ---------------------

Heini Lippuner                               President and Chief
(Citizen of Switzerland)                     Operating Officer
                                             Ciba-Geigy Ltd.
                                             CH - 4002 Basle, Switzerland

Otto Loepfe                                  CEO
(Citizen of Switzerland)                     Swissair Group
                                             8058 Zurich-Airport,
                                             Switzerland

Erich Mueller                                Member of the Executive
(Citizen of Switzerland)                     Board
                                             Sulzer Brothers Ltd.
                                             8401 Winterthur, Switzerland
                                             (Machinery)

Thomas Schmidheiny                           Chairman of the Board
(Citizen of Switzerland)                     Holderbank Financiere Glarus
                                             Ltd.
                                             Zurcherstrasse 170
                                             CH - 8645 Jona, Switzerland

Ernst Schneider                              Chairman of the Board
(Citizen of Switzerland)                     Bank Leu, Ltd.
                                             Baerenstrasse 8
                                             CH - 6304 Zug, Switzerland

Vreni Spoerry                                National Councillor
(Citizen of Switzerland)                     Claridenstrasse 3
                                             CH - 8810 Horgen,
                                             Switzerland

Theodor M. Tschopp                           President
(Citizen of Switzerland)                     Alusuisse-Lonza Holding Ltd.
                                             Feldeggstrasse 4
                                             CH - 8034 Zurich,
                                             Switzerland

Executive Officers
------------------

Rainer E. Gut                                Chairman of the Board
(President and Chairman                      Credit Suisse
of the Board)                                Paradeplatz 8
(Citizen of Switzerland)                     CH - 8021 Zurich,
                                             Switzerland
                                             (Swiss Bank)

Oskar K. Ronner                              President and CEO
(Member of the Executive                     Electrowatt Ltd.
Board)                                       Bellerivestrasse 36
(Citizen of Switzerland)                     CH - 8022 Zurich,
                                             Switzerland
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 CUSIP No. 55305T102               SCHEDULE 13 D            Page 15 of 15 Pages
---------------------                                      ---------------------

Allen D. Wheat                               President, Chief Operating
(Member of the Executive Board)              Officer and Chairman of the
                                             Operating Committee, of
                                             CSFBI

Phillip M. Colebatch                         Chief Financial and
Member of the Executive Board                Administrative Officer
(Citizen of Australia)                       CS Holding
                                             Nuschelerstrasse 1
                                             CH - 8021 Zurich,
                                             Switzerland